June 11, 2026

Camillo Martino
Chief Executive Officer
MAGNACHIP SEMICONDUCTOR Corp
c/o Magnachip Semiconductor, Ltd.
15F, 76 Jikji-daero 436beon-gil, Heungdeok-gu
Cheongju-si, Chungcheongbuk-do, Republic of Korea 28581

        Re: MAGNACHIP SEMICONDUCTOR Corp
            Draft Registration Statement on Form S-3
            Submitted on June 8, 2026
            CIK 0001325702
Dear Camillo Martino:
       This is to advise you that we do not intend to review your registration statement.
        We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time.
Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Sarah Sidwell at 202-551-4733 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing
cc:    Stuart Ogg